UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

InspireMD, Inc.

(Name of Issuer) Common Stock
(Title of Class of Securities) 45779A101
(CUSIP Number) Asher Holzer, Ph.D. 8 Bar Giora Street Ra’anana, 43207 Israel +972774244906
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 45779A101	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Asher Holzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,925,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,925,110
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. - 45779A101	SCHEDULE 13D	Page 3 of 5

This Amendment No. 1 amends and supplements the Schedule 13D, dated April 18, 2011, filed by the Reporting Person (the “Original Statement”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement. Except as set forth below, there are no changes to the information set forth in the Original Statement. Unless otherwise indicated, all information in this Amendment No. 1 reflects a one-for-four reverse stock split of the Issuer’s Common Stock that occurred on December 21, 2012.

Item 1. Security and Issuer.

Item 1 is amended by deleting the second sentence and replacing it with the following:

The principal executive offices of the Issuer are located at 800 Boylston Street, 16th Floor, Boston, Massachusetts 02199.

Item 2. Identity and Background.

Subsection (b) is deleted in its entirety and replaced with the following:

(b) The Reporting Person’s business address is c/o InspireMD, Inc., 800 Boylston Street, 16th Floor, Boston, Massachusetts 02199.

Subsection (c) is deleted in its entirety and replaced with the following:

(c) The Reporting Person’s principal occupation is serving as a private investor.

CUSIP No. - 45779A101	SCHEDULE 13D	Page 4 of 5

Item 5.  Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) As of the date of this Statement, Dr. Holzer beneficially owns directly 1,925,110 shares of Common Stock, representing 5.6% of the Issuer’s outstanding Common Stock based on 34,512,568 shares of Common Stock outstanding as of November 11, 2013.

(b) Dr. Holzer has sole voting and dispositive power over 1,925,110 shares of Common Stock.

(c) Dr. Holzer has sold shares of the Common Stock pursuant to the following transactions:

•	On April 25, 2013, Dr. Holzer sold 50,000 shares of Common Stock, at a price of $2.00 per share in the open market.

•	On November 19, 2013, Dr. Holzer sold 600 shares of Common Stock, at a price of $2.71 per share in the open market.

•	On November 20, 2013, Dr. Holzer sold 1,000 shares of Common Stock, at a price of $2.68 per share in the open market.

•	On November 21, 2013, Dr. Holzer sold 1,100 shares of Common Stock, at a price of $2.63 per share in the open market.

•	On November 26, 2013, Dr. Holzer sold an aggregate of 597,300 shares of Common Stock, at prices ranging from $2.63 to $2.71 per share in multiple transactions in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by Dr. Holzer.

(e) Inapplicable.

CUSIP No. - 45779A101	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: January 16, 2014

/s/ Asher Holzer
Asher Holzer, Ph.D.